                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934


                             ROHN Industries, Inc.
                  -------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
             ----------------------------------------------------
                        (Title of Class of Securities)

                                  903185 11 4
                                  -----------

                                (CUSIP Number)

                             Pirod Holdings, Inc.
                            c/o Bain Capital, Inc.
                               Two Copley Place
                         Boston, Massachusetts  02116
                                 (617)572-3000
                            Attn:  Paul M. Spinale
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 22, 1998
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following pages)

                              Page 1 of 29 Pages

-----------------------                                  ---------------------
 CUSIP NO. 903185 11 4               13D                   PAGE 2 OF 29 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      PiRod Holdings, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            29,348,051 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      29,348,051 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 56%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      HC/CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 903185 11 4               13D                   PAGE 3 OF 29 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Bain Capital Fund V, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          29,348,051 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      29,348,051 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 56%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 903185 11 4               13D                   PAGE 4 OF 29 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Bain Capital Fund V-B, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          29,348,051 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      29,348,051 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 56%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 903185 11 4               13D                   PAGE 5 OF 29 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BCIP Trust Associates, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          29,348,051 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      29,348,051 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 56%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 903185 11 4               13D                   PAGE 6 OF 29 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Bain Capital V Mezzanine Fund, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          29,348,051 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      29,348,051 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 56%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 903185 11 4               13D                   PAGE 7 OF 29 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BCM Capital Partners, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          29,348,051 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      29,348,051 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 56%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 903185 11 4               13D                   PAGE 8 OF 29 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      BCIP Associates

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          29,348,051 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      29,348,051 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 56%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 903185 11 4               13D                   PAGE 9 OF 29 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Bain Capital Partners V, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          29,348,051 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      29,348,051 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 56%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 903185 11 4               13D                  PAGE 10 OF 29 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Bain Capital V Mezzanine Partners, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          29,348,051 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      29,348,051 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 56%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 903185 11 4               13D                  PAGE 11 OF 29 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Bain Capital Investors V, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          29,348,051 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      29,348,051 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 56%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 903185 11 4               13D                  PAGE 12 OF 29 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      W. Mitt Romney

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          29,348,051 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      29,348,051 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 56%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
 CUSIP NO. 903185 11 4               13D                  PAGE 13 OF 29 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Joshua Bekenstein

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          29,348,051 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      29,348,051 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 56%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

          The class of equity security to which this statement relates is the Common Stock, $.01 per share (the "Common Stock") of ROHN Industries, Inc. ("Rohn"). The name and address of the principal executive offices of Rohn are ROHN Industries, Inc., 6718 West Plank Road, Peoria, Illinois 61604.


ITEM 2.   IDENTITY AND BACKGROUND.

          This statement is being jointly filed by each of the following persons: (1) PiRod Holdings, Inc. ("PiRod") by virtue of its power to vote an aggregate of 29,348,051 shares of Common Stock owned by UNR Asbestos-Disease Claims Trust (the "Trust") in accordance with the terms of the Trust Voting Agreement (the "Voting Agreement"), dated December 22, 1998, by and between PiRod and the Trust; (2) Bain Capital Fund V, L.P. ("BCF-V") by virtue of its direct beneficial ownership of PiRod and by virtue of its direct participation in the Stockholders Agreement, dated December 22, 1998, by and among Rohn, the Trust, BCF-V, Bain Capital Fund V-B, L.P. ("BCF-V-B"), BCIP Trust Associates, L.P. ("BCIPT"), Bain Capital V Mezzanine Fund, L.P. ("BCVMF"), BCM Capital Partners, L.P. ("BCM"), BCIP Associates ("BCIP"), and PH, Inc. (the "Stockholders Agreement"); (3) BCF-V-B, a Delaware limited partnership, by virtue of its direct beneficial ownership of PiRod and by virtue of its direct participation in the Stockholders Agreement; (4) BCIPT, a Delaware limited partnership, by virtue of its direct beneficial ownership of PiRod and by virtue of its direct participation in the Stockholders Agreement; (5) BCVM, a Delaware limited partnership, by virtue of its direct beneficial ownership of PiRod and by virtue of its direct participation in the Stockholders Agreement; (6) BCM, a Delaware limited partnership, by virtue of its direct beneficial ownership of PiRod and by virtue of its direct participation in the Stockholders Agreement;
(7) BCIP, a Delaware general partnership, by virtue of its direct beneficial ownership of PiRod and by virtue of its direct participation in the Stockholders Agreement; (8) Bain Capital Partners V, L.P. ("BCP"), a Delaware limited partnership, as the sole general partner of BCF-V and BCF-V-B; (9) Bain Capital V Mezzanine Partners, L.P. ("BCVMP"), a Delaware limited partnership, as the sole general partner of BCVMF and BCM; (10) Bain Capital Investors V, Inc. ("BCI"), a Delaware corporation, as the sole general partner of BCP and BCVMP;
(11) W. Mitt Romney ("Mr. Romney"), an individual, as the sole shareholder of BCI and as a member of the Management Committee of BCIP and BCIPT; and (12) Joshua Beckenstein ("Mr. Bekenstein"), an individual, as a member of the Management Committee of BCIP and BCIPT. BCF-V, BCF-V-B, BCIPT, BCVMF, BCM and BCIP are hereinafter collectively referred to as the "Funds," and together with PiRod, BCP, BCVMP, BCI, Mr. Romney and Mr. Beckenstein are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated December 30, 1998, a copy of which is filed with this statement as Exhibit I (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the "Act").

          PiRod, a Delaware corporation, is principally a holding company which holds 100% of the common stock of PiRod, Inc., a Delaware corporation. PiRod, Inc. is principally engaged in the business of manufacturing custom designed towers and stepped monopoles for the wireless communications industry. PiRod, Inc. is also a reseller of tapered monopoles and provides specialized engineering services and tower parts and accessories. The address of the principal business and office of PiRod is 1545 Pidco Drive, P.O. Box 128, Plymouth, Indiana 46563. Information is provided in Schedule A (which is incorporated herein by reference) with respect to persons who are directors and executive officers of PiRod.

          The address of the principal business and office of the Funds, BCP, BCVMP and BCI c/o Bain Capital Inc., Two Copley Place, Boston, Massachusetts 02116. The principal business of the Funds, BCP, BCVMP and BCI is to make investments in common stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. Information is provided in Schedule B (which is incorporated herein by reference) with respect to each of the Reporting Persons other than PiRod.

          The Reporting Persons may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Act as a result of such Reporting Persons being persons associated with Bain Capital, Inc., a Delaware corporation ("Bain Capital"), which is a management company. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

          During the last five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A and Schedule B to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A and Schedule B to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The Reporting Persons believe that all persons named in Schedule A and Schedule B to this statement are citizens of the United States.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As more fully described in Item 4 hereof, PiRod and the Trust (which, as of December 22, 1998 was the owner of 29,348,051 shares of Common Stock) have entered into the Voting Agreement and Rohn, the Funds, PH, Inc. and the Trust have entered into the Stockholders Agreement. The transactions contemplated by the Voting Agreement and the Stockholders Agreement prior to the Effective Date (as defined in Item 4) are not expected to require the expenditure of any funds. The Trust entered into the Voting Agreement and the Stockholders Agreement to induce PiRod to enter into the Merger Agreement (as defined in Item 4).


ITEM 4.   PURPOSE OF TRANSACTION.

          On December 22, 1998, Rohn and PiRod entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of PiRod with and into Rohn, whereupon the existence of PiRod will cease and Rohn will continue as the surviving corporation.

          At the effective time of the Merger (the "Effective Time") and subject to certain limitations set forth in the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the Effective Time with respect to which an election to receive $3.78 in cash (the "Cash Consideration") has been made shall be converted into the right to receive the Cash Consideration. All such shares of Common Stock converted according to the preceding sentence will automatically be canceled and retired and will cease to exist. At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time with respect to which an election to receive the Cash Consideration has not been made will be retained by the holder of such Common Stock. The Cash Consideration will be financed by Rohn from third party financing sources.

          At the Effective Time, each issued and outstanding share of common stock of PiRod will be converted into a share of Common Stock based on a conversion ratio set forth in the Merger Agreement. The warrants and options to acquire shares of PiRod common stock will be similarly converted into warrants and options to acquire Common Stock. Upon the consummation of the Merger, the stockholders of PiRod will be issued an aggregate of 7,648,106 shares of Common Stock.

          Because the approval of Rohn's stockholders is required by applicable law in order to consummate the Merger, Rohn will submit the Merger to its stockholders for approval. Pursuant to the Voting Agreement, the Trust has agreed to vote all of the shares of Common Stock owned by it on December 22, 1998, together with any additional shares of Common Stock with the Trust may thereafter acquire (the "Shares"), in favor of Merger and approval and adoption of the Merger Agreement.

          The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and prior to the Effective Time, PiRod or Rohn may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

          At the Effective Time, (i) the certificate of incorporation of Rohn, as in effect immediately prior to the Effective Time shall remain the certificate of incorporation of Rohn after the Effective Time and (ii) the By-Laws of Rohn, as in effect immediately prior to the Effective Time shall be amended and restated in their entirety in the form set forth as Exhibit 1.4.2 to the Merger Agreement.

          Concurrently with the execution and delivery of the Merger Agreement, the Trust and PiRod entered into the Voting Agreement. If the Merger Agreement is terminated in accordance with its terms (other than as described in the next sentence), the covenants and agreements contained in the Voting Agreement will also terminate at such time. If the Merger Agreement is terminated by Rohn as a result of its receipt of a bona fide written proposal by a third party to acquire, directly or indirectly, more than 50% of the voting power of the equity interest or of the assets of Rohn (a "Takeover Proposal") and the board of directors of Rohn determines in its good faith judgment such Takeover Proposal to be more favorable to Rohn's stockholders from a financial point of view and to be reasonably capable of being completed, the Voting Agreement shall not terminate until the 60th day following the date upon which the notice of such proposal was provided by Rohn to PiRod pursuant to the terms of the Merger Agreement. Subject to the foregoing and to certain exceptions and conditions, the Trust has agreed pursuant to the Voting Agreement to vote, and has granted to PiRod a irrevocable proxy to vote, the Shares in favor of the Merger and approval and adoption of the Merger Agreement and against certain other enumerated related actions or agreements. Subject to the terms and conditions of the Voting Agreement, the Trust has also agreed, among other things, to restrictions upon the transfer of the Shares, to waive any appraisal rights it may be entitled to with respect to the Merger, to refrain from soliciting any other Takeover Proposal and to take or refrain from taking certain other actions set forth in the Voting Agreement.

          Also concurrently with the execution and delivery of the Merger Agreement, Rohn, the Trust, PH, Inc. and the Funds entered into the Stockholders Agreement. The covenants and agreements which relate to actions of the parties at and after the Effective Time are only effective upon the consummation of the Merger, and if the Merger Agreement is terminated in accordance with its terms, the Stockholders Agreement will also terminate at such time. The Stockholders Agreement provides that the board of directors of Rohn (the "Board of Directors") shall consist of ten directors and that no action shall be taken by any of the parties thereto to classify the Board of Directors. The Stockholders Agreement further provides that, as of the Effective Time, the Trust shall have the right to designate four individuals to the Board of Directors and the Funds (taken together) shall have the right to designate two individuals to serve on the Board of Directors. As of the Effective Time, the remaining directors shall consist of Brian Pemberton and Myron Noble (the "Management Representatives") and two independent directors jointly chosen by the Funds and the Trust (the "Independent Directors"). After the Effective Time and subject to the terms and conditions set forth in the Stockholders Agreement, each of (a) the Funds
(taken together) and (b) the Trust will be entitled to (1) four designees to serve on the Board of Directors so long as it continues to beneficially own at least 20% of the then-outstanding shares of Common Stock, (2) three designees to serve on the Board of Directors so long as it continues to beneficially own less 20% but at least 15% of the then-outstanding shares of Common Stock, (3) two designees to serve on the Board of Directors so long as it continues to beneficially own less than 15% but at least 10% of the then-outstanding shares of Common Stock and (4) one designee to serve on the Board of Directors so long as it continues to beneficially own less than 10% but at least 5% of the then-outstanding shares of Common Stock. After the Effective Time, each Management Representative shall continue to be nominated for election to the Board of Directors so long as such Management Representative continues to hold the executive position with Rohn held by such Management Representative immediately after the Effective Time. After the Effective Time, the balance of the directors shall be independent directors. The covenants and agreements described in the preceding sentences terminate at such time as either the Funds (taken together) or the Trust is the beneficial owner of less than 5% of the then-outstanding shares of Common Stock.

          In addition to the covenants and agreements described in the preceding paragraph, the Stockholders Agreement provides that no stockholder of Rohn who is a party to the Stockholders Agreement shall transfer (other than specified types of transfers enumerated therein) its shares prior to the first anniversary of the Effective Time unless the Trust and the Funds shall have previously consented in writing to such transfer. The Stockholders Agreement also grants to certain of the stockholders of Rohn registration rights and "tag along" rights under certain circumstances.

          The preceding summaries of certain provisions of the Merger Agreement, the Voting Agreement and the Stockholders Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are incorporated by reference as Exhibits II, III and IV hereto and are incorporated herein by reference.

          Other than as described in this statement, none of the Reporting Persons nor, to the knowledge of such persons, any of the persons named on Schedule A or Schedule B to this statement presently has any plans or proposals that relate to or would result in any of the actions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Prior to December 22, 1998, none of the Reporting Parties owned any shares of Common Stock.

          However, as of December 22, 1998, under the definition of "beneficial ownership" as set forth in Rule 13d-3 promulgated under the Act, PiRod may be deemed to beneficially own pursuant to the Voting Agreement, the Shares, which, as of December 22, 1998, totalled 29,348,051 and constituted approximately 56% of the issued and outstanding shares of Common Stock (based on the number of shares of Common Stock represented to be issued and outstanding as of December 22, 1998 by Rohn in the Merger Agreement). In addition, pursuant to Rule 13d-5(b)(1) promulgated under the Act, each of the parties to the Stockholders Agreement may be deemed to be the beneficial owner of all of the shares of Common Stock held by each of the parties to the Stockholders Agreement at the Effective Time, which, as of December 22, 1998, totalled 29,348,051 and constituted approximately 56% of the issued and outstanding shares of Common Stock.

          The Funds. The majority (approximately 55%) of the outstanding voting common stock of PiRod is beneficially owned by the Funds. By virtue of this beneficial ownership, the Funds may be deemed to have the shared power to vote the Shares pursuant to the Voting Agreement. BCF-V is the beneficial owner of approximately 11.3% of the outstanding voting common stock of PiRod, BCF-V-B is the beneficial owner of approximately 29.7% of the outstanding voting common stock of PiRod, BCIP is the beneficial owner of approximately 4.6% of the outstanding voting common stock of PiRod, BCIPT is the beneficial owner of approximately 3.1% of the outstanding voting common stock of PiRod, BCVMF is the beneficial owner of approximately 3.6% of the outstanding voting common stock of PiRod, and BCM is the beneficial owner of approximately 2.6% of the outstanding voting common stock of PiRod.

          Bain Capital Partners V, L.P. BCP, as the sole general partner of BCF-V and BCF-V-B, may be deemed to have the shared power to vote all of the Shares that BCF-V and BCF-V-B may be deemed to beneficially own.

          Bain Capital V Mezzanine Partners, L.P. BCVMP, as the sole general partner of BCVMF and BCM, may be deemed to have the shared power to vote all of the Shares that BCVMF and BCM may be deemed to beneficially own.

          Bain Capital Investors V, Inc. BCI, as the sole general partner of BCP and BCVMP, may be deemed to have the shared power to vote all of the Shares that BCP and BCVMP may be deemed to beneficially own.

          W. Mitt Romney. Mr. Romney, as the sole stockholder of BCI, may be deemed to have the shared power to vote all of the Shares that BCI may be deemed to beneficially own. In addition, Mr. Romney serves as a member of the Management Committee of BCIP and BCIPT and, in such capacity, may be deemed to have the shared power to vote all of the Shares that BCIP and BCIPT may be deemed to beneficially own.

          Joshua Bekenstein. Mr. Bekenstein, as a member of the Management Committee of BCIP and BCIPT, may be deemed to have the shared power to vote all of the Shares that BCIP and BCIPT may be deemed to beneficially own.

          Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Except as otherwise set forth in this statement (and the agreements referenced herein), to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of Rohn, including but not limited to transfer or voting of any of the securities of Rohn, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of Rohn.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     I    Joint Filing Agreement.

    II Trust Voting Agreement by and between UNR Asbestos-Disease Claims Trust and PiRod Holdings, Inc., dated December 22, 1998, incorporated herein by reference to Exhibit 13 to the Schedule 13D filed on behalf of UNR Asbestos-Disease Claims Trust on December 29, 1998.

   III Stockholders Agreement by and among ROHN Industries, Inc., the UNR Asbestos-Disease Claims Trust, Bain Capital Fund V, L.P., Bain Capital Fund V-B, L.P., BCIP Trust Associates, L.P., Bain Capital V Mezzanine Fund, L.P., BCM Capital Partners, L.P., BCIP Associates, and PH, Inc., dated December 22, 1998, incorporated herein by reference to Exhibit 14 to the Schedule 13D filed on behalf of UNR Asbestos-Disease Claims Trust on December 29, 1998.

    IV Agreement and Plan of Merger by and between ROHN Industries, Inc. and PiRod Holdings, Inc., dated December 22, 1998, incorporated herein by reference to Exhibit 99.1 to the Form 8-K (File No. 1-08009) filed by ROHN Industries, Inc. on December 28, 1998.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: December 30, 1998

                                    PIROD HOLDINGS, INC.

                                    By: /s/ Marc Wolpow
                                        ----------------------------------------
                                    Its:  President


                                    BAIN CAPITAL FUND V, L.P.

                                    By: Bain Capital Partners V, L.P., its
                                    General Partner

                                    By: Bain Capital Investors V, Inc., its
                                    General Partner

                                    By: /s/ Paul Edgerley
                                        ----------------------------------------
                                    Its: Managing Director


                                    BAIN CAPITAL FUND V-B, L.P.

                                    By: Bain Capital Partners V, L.P., its
                                    General Partner

                                    By: Bain Capital Investors V, Inc., its
                                    General Partner

                                    By: /s/ Paul Edgerley
                                        ----------------------------------------
                                    Its: Managing Director


                                    BCIP TRUST ASSOCIATES, L.P.

                                    By: /s/ Paul Edgerley
                                        ----------------------------------------
                                    Its: General Partner

                                    BAIN CAPITAL V MEZZANINE FUND, L.P.

                                    By: Bain Capital V Mezzanine Partners, L.P.,
                                    its General Partner

                                    By: Bain Capital Investors V, Inc., its
                                    General Partner

                                    By: /s/ Paul Edgerley
                                        ----------------------------------------
                                    Its: Managing Director


                                    BCM CAPITAL PARTNERS, L.P.

                                    By: Bain Capital V Mezzanine Partners, L.P.,
                                    its General Partner

                                    By: Bain Capital Investors V, Inc., its
                                    General Partner

                                    By: /s/ Paul Edgerley
                                        ----------------------------------------
                                    Its: Managing Director


                                    BCIP ASSOCIATES

                                    By: /s/ Paul Edgerley
                                        ----------------------------------------
                                    Its: General Partner


                                    BAIN CAPITAL PARTNERS V, L.P.

                                    By: Bain Capital Investors V, Inc., its
                                    General Partner

                                    By: /s/ Paul Edgerley
                                        ----------------------------------------
                                    Its: Managing Director


                                    BAIN CAPITAL V MEZZANINE
                                    PARTNERS, L.P.

                                    By: Bain Capital Investors V, Inc., its
                                    General Partner

                                    By: /s/ Paul Edgerley
                                        ----------------------------------------
                                    Its: Managing Director

                                    BAIN CAPITAL INVESTORS V, INC.

                                    By: /s/ Paul Edgerley
                                        ----------------------------------------
                                    Its: Managing Director



                                         /s/ W. Mitt Romney
                                       -----------------------------------------
                                             W. Mitt Romney



                                         /s/ Joshua Bekenstein
                                       -----------------------------------------
                                             Joshua Bekenstein

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.                                       Exhibit Name
-----------                                       ------------
     I           Joint Filing Agreement.

     II          Trust Voting Agreement by and between UNR Asbestos-Disease Claims Trust and
                 PiRod Holdings, Inc., dated December 22, 1998, incorporated herein by reference to
                 Exhibit 13 to the Schedule 13D, dated December filed on behalf of UNR Asbestos-
                 Disease Claims Trust on December 29, 1998.

     III         Stockholders Agreement by and among ROHN Industries, Inc., the UNR Asbestos-
                 Disease Claims Trust, Bain Capital Fund V, L.P., Bain Capital Fund
                 V-B, L.P., BCIP Trust Associates, L.P., Bain Capital V Mezzanine Fund, L.P.,
                 BCM Capital Partners, L.P., BCIP Associates, and PH, Inc., dated December 22,
                 1998, incorporated herein by reference to Exhibit 14 to the Schedule 13D filed on behalf of UNR Asbestos-Disease Claims Trust on December 29, 1998.

     IV          Agreement and Plan of Merger by and between ROHN Industries, Inc. and PiRod
                 Holdings, Inc., dated December 22, 1998, incorporated herein by reference to
                 Exhibit 99.1 to the Form 8-K (File No. 1-08009) filed by ROHN Industries, Inc. on
                 December 28, 1998.

                                   SCHEDULE A
                                   ----------
                   Directors and Executive Officers of PiRod

Name                   Position                      Address
----                   --------                      -------
Marc B. Wolpow         President and Director        Two Copley Place, Boston,
                       of PiRod Holdings,            Massachusetts 02116
                       Inc.; employee of Bain
                       Capital, Inc.

David Dominik          Vice President,               Two Copley Place, Boston,
                       Treasurer and Director        Massachusetts 02116
                       of PiRod Holdings,
                       Inc.; employee of Bain
                       Capital, Inc.

Paul M. Spinale        Vice President,               Two Copley Place, Boston,
                       Secretary, Assistant          Massachusetts 02116
                       Treasurer and Director
                       of PiRod Holdings,
                       Inc.; employee of Bain
                       Capital, Inc.

Ian Loring             Vice President and            Two Copley Place, Boston,
                       Assistant Secretary of        Massachusetts 02116
                       PiRod Holdings, Inc.;
                       employee of Bain
                       Capital, Inc.

Wayne K. Lauer         Vice President and            1545 Pidco Drive, P.O. Box 128,
                       General Manager of            Plymouth, Indiana 46563
                       PiRod Holdings, Inc.;
                       President, Chief
                       Operating Officer and
                       Secretary of PiRod,
                       Inc.

L. Brown Sanders       Vice President Sales          1545 Pidco Drive, P.O. Box 128,
                       and Marketing of              Plymouth, Indiana 46563
                       PiRod Holdings, Inc.

Ron G. Hanson          Vice President                1545 Pidco Drive, P.O. Box 128,
                       Operations of PiRod           Plymouth, Indiana 46563
                       Holdings, Inc.,
                       Executive Vice
                       President of Operations
                       of PiRod, Inc.

Name                   Position                     Address
----                   --------                     -------
 John R. Erichsen      Vice President              1545 Pidco Drive, P.O. Box 128,
                       Engineering of PiRod        Plymouth, Indiana 46563
                       Holdings, Inc., Vice
                       President of
                       Engineering of PiRod,
                       Inc.

Edwin D. Marohn        Vice President              1545 Pidco Drive, P.O. Box 128,
                       Manufacturing of            Plymouth, Indiana 46563
                       PiRod Holdings, Inc.;
                       employee of PiRod,
                       Inc.

Mark B. Grimslid       Manager of Production       1545 Pidco Drive, P.O. Box 128,
                       Engineering of PiRod        Plymouth, Indiana 46563
                       Holdings, Inc.;
                       employee of PiRod,
                       Inc.

Myron C. Noble         Director of PiRod           1545 Pidco Drive, P.O. Box 128,
                       Holdings, Inc.;             Plymouth, Indiana 46563
                       Chairman of the Board
                       and Chief Executive
                       Officer of PiRod, Inc.

Kenneth E. Blessing    Director of PiRod           1545 Pidco Drive, P.O. Box 128,
                       Holdings, Inc.              Plymouth, Indiana 46563


                                   SCHEDULE B
                                   ----------

          BCP, a Delaware limited partnership, is the sole general partner of each of BCF-V and BCF-V-B. BCVMP, a Delaware limited partnership, is the sole general partner of BCVMF and BCM. BCI, a Delaware corporation is the sole general partner of BCP and BCVMP. W. Mitt Romney is the sole shareholder of BCI. The director and executive officers of BCI are: Mr. Joshua Bekenstein
(Treasurer and Managing Director), Mr. Edward Conard (Managing Director), John
P. Connaughton (Managing Director), Mr. David Dominik (Managing Director), Mr. Paul B. Edgerley (Managing Director), Mr. Robert C. Gay (Vice Chairman and Managing Director), Mr. Adam Kirsch (Managing Director), Michael A. Krupka (Managing Director), Jonathan S. Lavine (Managing Director), Mr. Ronald P. Mika (Managing Director), Mr. Mark E. Nunnelly (Managing Director), Mr. Stephen G. Pagliuca (Secretary and Managing Director), Mr. Geoffrey S. Rehnert (Managing Director), Mr. W. Mitt Romney (Chairman, President, CEO and Managing Director), Mr. Robert F. White (Managing Director) and Mr. Marc B. Wolpow (Managing Director). All of the directors and officers of BCI are employed by Bain Capital Inc, Two Copley Place, Boston, Massachusetts, 02116.

          The general partners of both BCIPT and BCIP with an interest in PiRod's securities include Prescott Ashe, Steven Barnes, Joshua Bekenstein, Chris Bierly, Roy Edgar Brakeman, III, Laura Broderick, Marc Casper, Edward Conard, John P. Connaughton, Christin P. Daly, David Dominik, Paul B. Edgerley, Domenic Ferrante, E. Blair Ford, Jacques Garibaldi, Robert C. Gay, Jim Goldfarb, Jonathan Goodman, Marshall Haines, Matthew Harris, Igor Ioppe, Yoo Jin Kim, Adam Kirsch, Michael Krupka, Matthew LeBaron, Jonathan Lavine, Matthew Levin, Ian Loring, John W. Maki, Michele D. May, Sarma Melngailis, Ronald P. Mika, Jacob Mizrahi, Thomas W. Morgan, Kristin W. Mugford, Brian Murphy, Mark Nunnelly, Jack O'Malley, Stephen G. Pagliuca, William Pappendick, Dwight Poler, Joseph Pretlow, Geoffrey S. Rehnert, W. Mitt Romney, Douglas J. Rudisch, Ashish Rughwani, Neil Simpkins, Paul Spinale, Samantha Trotman, Ann Marie Viglione, Robert F. White and Marc B. Wolpow. All of the general partners of BCIP and BCIPT are employed by Bain Capital Inc, Two Copley Place, Boston, Massachusetts, 02116.

                                                                       Exhibit I

                      AGREEMENT REGARDING THE JOINT FILING
                                OF SCHEDULE 13D


The undersigned hereby agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Date: December 30, 1998


                                    PIROD HOLDINGS, INC.


                                    By: /s/ Marc Wolpow
                                        ----------------------------------------
                                    Its: President


                                    BAIN CAPITAL FUND V, L.P

                                    By: Bain Capital Partners V, L.P., its
                                    General Partner

                                    By: Bain Capital Investors V, Inc., its
                                    General Partner

                                    By: /s/ Paul Edgerley
                                        ----------------------------------------
                                    Its: Managing Director


                                    BAIN CAPITAL FUND V-B, L.P.

                                    By: Bain Capital Partners V, L.P., its
                                    General Partner

                                    By: Bain Capital Investors V, Inc., its
                                    General Partner

                                    By: /s/ Paul Edgerley
                                        ----------------------------------------
                                    Its: Managing Director

                                    BCIP TRUST ASSOCIATES, L.P.

                                    By: /s/ Paul Edgerley
                                        ----------------------------------------
                                    Its: General Partner


                                    BAIN CAPITAL V MEZZANINE FUND, L.P.

                                    By: Bain Capital V Mezzanine Partners, L.P.,
                                    its General Partner

                                    By: Bain Capital Investors V, Inc., its
                                    General Partner

                                    By: /s/ Paul Edgerley
                                        ----------------------------------------
                                    Its: Managing Director


                                    BCM CAPITAL PARTNERS, L.P.

                                    By: Bain Capital V Mezzanine Partners, L.P.,
                                    its General Partner

                                    By: Bain Capital Investors V, Inc., its
                                    General Partner

                                    By: /s/ Paul Edgerley
                                        ----------------------------------------
                                    Its: Managing Director


                                    BCIP ASSOCIATES

                                    By: /s/ Paul Edgerley
                                        ----------------------------------------
                                    Its: General Partner


                                    BAIN CAPITAL PARTNERS V, L.P.

                                    By: Bain Capital Investors V, Inc., its
                                    General Partner

                                    By: /s/ Paul Edgerley
                                        ----------------------------------------
                                    Its: Managing Director

                                    BAIN CAPITAL V MEZZANINE
                                    PARTNERS, L.P.

                                    By: Bain Capital Investors V, Inc., its
                                    General Partner

                                    By: /s/ Paul Edgerley
                                        ----------------------------------------
                                    Its: Managing Director


                                    BAIN CAPITAL INVESTORS V, INC.

                                    By: /s/ Paul Edgerley
                                        ----------------------------------------
                                    Its: Managing Director



                                      /s/ W. Mitt Romney
                                    --------------------------------------------
                                          W. Mitt Romney



                                      /s/ Joshua Bekenstein
                                    --------------------------------------------
                                          Joshua Bekenstein